UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of [May], 2005

MIRAE CORPORATION

(Translation of registrant’s name into English)

#9-2, CHA AM-DONG, CHUN AN CITY, CHOONG-NAM 330-200

REPUBLIC OF KOREA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  (    ✓    )        No        Form 40-F  (            )

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  (            )        No  (    ✓    )

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The registrant files with the Korea Securities Exchange the notice dated May 16, 2005. Attached is English language version of the notice.

MIRAE CORPORATION ANNOUNCES

THE FIRST QUARTER RESULTS FOR FISICAL YEAR 2005

Seoul, Korea, May 16, 2005 - Mirae Corporation (Nasdaq: MRAE) today reports its operating and financial results for the three months ended March 31, 2005.

The Company reported total revenues of 20,716 million won for the first quarter of 2005, increased by 41.3 percent from total revenues of 14,656 million won for the first quarter of 2004. And, gross profit for the first quarter of 2005 was 5,054 million won increased by 25.5 percent from gross profit of 4,026 million won for the first quarter of 2004. Mirae accounted 661 million won and 17,911 million won of operating profit and net profit, respectively, for the first quarter of the fiscal year 2005; whereas, operating loss of 423 million and net loss of 442 million won for the first quarter of the fiscal year 2004. The Company reported an improvement on operating income and net income for the first quarter of 2005 by 256.2 percent and 4,152.2 percent, respectively, or a turnaround from 423 million won of operating loss and a turnaround from 442 million won of net loss compared to the first quarter of 2004.

[Table 1.] Summary of Operating Results of FY 2005 1Q vs. FY 2004 1Q

(Unit: in million Korean won, %)

Category	FY 2005 1Q	FY 2004 1Q	% Change	Comment
Revenues	20,716	14,656	+41.3
Gross profit	5,054	4,026	+25.5
Operating income (loss)	661	(423)	+256.2	Turnaround
Ordinary income (loss)	17,911	(442)	+4,152.2	Turnaround
Net income (loss)	17,911	(442)	+4,152.2	Turnaround

Finally, positive news is in abundance for the capital equipment market. 2004 ended with a strong acceleration in both billings and bookings. The acceleration brought positive revenue for the first quarter of 2005. In stride with this upturn trend, the Company also emphasized on the global network reinforcement that hoping to increase the Company’s overseas sales and its profit margin. Through this turnaround trend from operating income and net income, we hope that our outlook for year 2005 remains positive. Thanks to the global information technology (IT) rebound and ever-increasing demand from newly emerging markets, Mirae has seen the signal of improvement, especially through SMD placement system market in Asia.

[Table 2] Revenues Break Down by Region.

(Unit: %)

Region	FY 2005 1Q	FY 2004 1Q
Asia	14.08	24.16
Europe	6.51	4.08
US	7.83	16.48

Overseas Total	28.43	44.72

Domestic	71.57	55.28

Total	100.0	100.0

Each division fully portrays its figures for the first quarter of 2005 as follows. Assembly and Test Equipment Division (former Semiconductor Equipment Division) distributed sales of 8,601 million won, or 38.4 percent increase, for the first quarter of 2005 from 6,212 million won for the same period of 2004. The semiconductor equipment industry is expected to grow continuously in 2005; and our ATE sales are expected to show its strong growth in the second quarter of 2005. SMD Placement System Division (SMT) generated revenues of 11,977 million won for the first quarter of 2005, increased by 54.5 percent from 7,749 million won for the first quarter of 2004. Sales portion by Assembly and Test Equipment Division, SMD placement systems Division and Other Division are 41.5 percent, 57.8 percent and 0.7 percent, respectively, for the first quarter of 2005.

[Table 3] Revenues Break Down by Division

(Unit: in million Korean won)

Division	FY 2005 1Q	FY 2004 1Q	% Change
ATE Division	8,601	6,212	+38.4
SMT Division	11,977	7,749	+54.5
Other	137	695	-80.2

Total	20,716	14,656	+41.3

Highlights of FY 2005 1Q

January 19, 2005

•	Change of representative director

Before the change: Hyung-Yun Lee

After the change: Hyung-Yun Lee and Soon-Do Kwon

•	Decision on disposal of building and land of Research and Development Center at Gyeonggi-do.

Amount of disposal (KRW): 24,000,000,000

Purpose of disposal: Corporate restructuring by selling unprofitable fixed asset

January 24, 2005

•	Decision on disposal of Bundang building at Gyenggi-do Seongnam City.

Amount of disposal (KRW): 11,550,000,000

Comparison to total amount of assets (%): 5.9

Purpose of disposal: Concentrate on core business by selling unprofitable fixed asset

January 27, 2005

•	Disposal of equity in Softforum Co., Ltd.

Amount of disposal (KRW): 9,010,000,000

Number of shares to be disposed: 2,726,800

Number of shares held after disposal: 602,040

Shareholding ratio after disposal (%): 7.5

February 15, 2005

•	Sales or profit and loss change over 30% FY 2004

Major reason of sales or profit and loss change: Decrease of sales revenue and increase of bad debt expense due to the stagnation of semiconductor industry.

February 18, 2005

•	Change of representative director

Before the change: Hyung-Yun Lee and Soon-Do Kwon

After the change: Soon-Do Kwon

Reason of change: Hyung-Yun Lee resigned his position as a representative director

February 28, 2005

•	Decision on calling the 14th Annual Shareholder’s Meeting

•	Approval of Balance sheet, Income statement and Statement of loss disposition for the fiscal year 2004.

•	Partial amendment to articles of incorporation.

•	Appointment of New outside directors who become members of audit committee

•	Approval of the ceiling amount of the Remuneration for Directors

March 18, 2005

•	Result of the 14th Annual Shareholders’ Meeting

•	Approval of Balance sheet, Income statement and Statement of loss disposition for the fiscal year 2004.→ Resolved as proposed

•	Partial amendment to articles of incorporation. → Resolved as proposed

•	Appointment of New outside directors who become members of audit committee. → Resolved as proposed

•	Approval of the ceiling amount of the Remuneration for Directors → Resolved as proposed

March 24, 2005

•	Disaffiliation of affiliated company, SoftForum Co., Ltd.

March 28, 2005

•	Cancellation of Stock Option Granted

Number of grantees cancelled: 19 persons

Number of common shares cancelled: 1,271,669

Reason for cancellation: voluntary resignation

April 26, 2005

•	Product and service transaction with CyberBank Corporation

Transaction amount (KRW): 2,485,139,895

This release contains operation and financial performance and other financial business matters prepared using accounting principles and reporting practices generally accepted in Korea (“Korean GAAP”) and is in unconsolidated basis. In accordance with KSE regulation, the unconsolidated balance sheet, the unconsolidated statement of operation and the unconsolidated statement of cash flows for the first quarter of 2004 have been reviewed by the Outside Auditor. In all other respects, these unconsolidated balance sheet, the unconsolidated statement of operation and the unconsolidated statement of cash flows under Korean GAAP are not intended to present the Company’s financial position and results of operations in accordance with accounting principles and reporting practices generally accepted in the United States. Accordingly, the balance sheet, statements of operation and statement of cash flows are not designed for use by those who are not informed about Korean GAAP.

Mirae Corporation is a manufacturer and supplier of semiconductor handlers and SMD placement systems. The common stock of Mirae Corporation is traded on the Korea Stock Exchange under the number “025560” and American Depositary Receipt of the common stock of Mirae is traded on the Nasdaq National Market under the symbol “MRAE”.

MIRAE CORPORATION

NON-CONSOLIDATED BALANCE SHEETS UNDER KOREAN GAAP

MARCH 31, 2005

DECEMBER 31, 2004

(In millions of Korean won)

	FY 2005 1Q	FY 2004
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS :
Cash and cash equivalents	24,414	14,636
Short-term financial instruments	42,989	33,682
Marketable securities	166	148
Accounts receivable - trade, net	33,097	26,203
Short-term loan	92	88
Accounts receivable - other	8,113	3,750
Inventories	20,544	25,998
Accrued interest income	568	478
Advance payments and others	948	686
Prepaid income taxes	198	149

Total Current Assets	131,129	105,818

NON-CURRENT ASSETS :
Property, plant and equipment - net	46,676	74,472
Intangible assets - net	10,693	8,326
Investment securities	5,158	14,988
Long-term and restricted bank deposits	661	659
Guarantee deposits, net	4,664	4,552
Long-term receivables	1,123	3,109
Long-term loans and other	1,644	1,824

Total Non-Current Assets	70,619	107,930

TOTAL ASSETS	201,748	213,748

(Continued)

MIRAE CORPORATION

NON-CONSOLIDATED BALANCE SHEETS UNDER KOREAN GAAP

MARCH 31, 2005

DECEMBER 31, 2004

(In millions of Korean won)

	FY 2005 1Q	FY 2004
	(Unaudited)	(Audited)
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES :
Accounts payable - trade	6,327	9,345
Short-term borrowings	28,969	35,796
Accounts payable - other	3,383	1,707
Advance receipts from customers	395	1,207
Withholdings	332	279
Accrued expenses and other	1,937	1,810
Short-term guarantee deposits received	172	183
Current long-term liability	—	2,237
Allowance for guarantee deposited and others	15,974	15,810

Total Current Liabilities	57,489	68,374

LONG-TERM LIABILITIES :
Long-term borrowings	5,107	10,238
Convertible Bond	3,056	3,009
Long-term guarantee deposits received	73	3,381
Accrued severance indemnities, net	2,349	2,429

Total Long-term Liabilities	10,585	19,057

Total Liabilities	68,074	87,431

SHAREHOLDERS’ EQUITY :
Capital stock
Common stock - par value (Won)100 per share; issued and outstanding 179 million shares as of March 31, 2005 and 2004, respectively	17,919	17,919
Capital surplus :
Additional paid-in capital	129,884	129,884
Retained earnings (Accumulated deficit) :
Unappropriated	(11,734)	(29,645)
Capital adjustments :
Treasury stock	(4,344)	(4,344)
Unrealized gain on investment securities	(839)	10,988
Additional paid-in capital - employee stock options	1,515	1,515
Valuation profit from investment securities	1,273	—

Total Shareholders’ Equity	133,674	126,317

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	201,748	213,748

MIRAE CORPORATION

NON-CONSOLIDATED STATEMENT OF OPERATIONS UNDER KOREAN GAAP

THREE MONTHS ENDED MARCH 31, 2005 AND 2004

(In millions of Korean won, except per share data)

	FY 2005 1Q	FY 2004 1Q
	(Unaudited)	(Unaudited)
REVENUES	20,716	14,656
COST OF SALES	15,662	10,629

GROSS PROFIT	5,054	4,026
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	4,393	4,449

OPERATING INCOME (LOSS)	661	(423)

OTHER INCOMES	23,352	1,261
OTHER EXPENSES	6,102	1,280

ORDINARY PROFIT (LOSS)	17,911	(442)

INCOME TAX EXPENSE (BENEFIT)	—	—
NET INCOME (LOSS)	17,911	(442)

NET INCOME (LOSS) PER SHARE (In Korean won)	101	(2)

MIRAE CORPORATION

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

THREE MONTHS ENDED MARCH 31, 2005 AND 2004

(In millions of Korean won)

	FY 2005 1Q	FY 2004 1Q
	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES :
Net income (loss)	17,911	(442)

Expenses not involving cash payments :
Provision for severance indemnities	477	605
Depreciation and amortization	1,107	784
Allowance for bad debts	344	945
Loss from depreciation of intangible assets	84	100
Foreign currency translation loss	—	465
Expense from A/S	165	—
Loss from valuation of securities	—	44
Loss from valuation & disposal of inventories	—	—
Loss from disposal and valuation of investment securities	4,611	—
Equity in losses of affiliate	—	—
Loss on disposition of short-term securities	—	2
Present Valuation discounts	64	—
Loss from impairment of development expense	—	—
Compensation cost related to stock options	—	147
Others	—	—

Sub-total	6,852	3,092

Income not involving cash receipts :
Foreign currency translation gain	(318)	(200)
Recapture of present value discount account	(77)	0
Gain on disposal and valuation of marketable securities	(18)	(335)
Gain on disposal of tangible assets	(11,889)	(10)
Valuation gain using equity method	0	(38)
Equity in gains of affiliate	(9,599)	0

Sub-total	(21,901)	(583)

(Continued)

MIRAE CORPORATION

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

THREE MONTHS ENDED MARCH 31, 2005 AND 2004

(In millions of Korean won)

	FY 2005 1Q	FY 2004 1Q
	(Unaudited)	(Unaudited)
Changes in assets and liabilities related to operating activities :
Accounts receivable - trade	(7,495)	1,070
Accounts receivable - other	(4,364)	(686)
Accrued income	(90)	(14)
Advance payments	(278)	(1,367)
Prepaid expenses	15	25
Prepaid income tax	(48)	(34)
Inventories	5,454	(5,957)
Accounts payable - trade	(3,018)	3,229
Accounts payable - other	1,676	273
Advance receipts from customers	(812)	566
Withholdings	53	195
Accrued expenses	127	(268)
Loss from construction warranty	—	—
Other current liabilities	—	—
Severance indemnity payments	(80)	(108)

Sub-total	(8,860)	(3,076)

	(5,998)	(1,009)

CASH FLOWS FROM INVESTING ACTIVITIES :
Cash in flows from investing activities:
Decrease in short-term financial instruments	14,002	3,144
Decrease in short-term loans	2	19
Decrease in investment securities	—	13,335
Proceeds from disposal of long-term investment securities	9,010	329
Proceeds from disposal of investment securities	—	—
Decrease in long-term loans	180	91
Decrease in long-term account receivables	2,040	—
Decrease in guarantee deposits	—	—
Proceeds from disposal of property, plant and equipment	35,028	44
Decrease in long-term financial instruments	—	—
Increase in Long term guarantee deposits	69	31

	60,331	16,993

(Continued)

MIRAE CORPORATION

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

THREE MONTHS ENDED MARCH 31, 2005 AND 2004

(In millions of Korean won)

	FY 2005 1Q	FY 2004 1Q
	(Unaudited)	(Unaudited)
Cash out flows from investing activities:
Increase in investment securities	23,309	1,510
Increase in short-term loans	5	116
Increase in long-term financial instruments	2	2
Acquisition of investment securities	—	1,529
Increase in long-term loans	—	15
Increase in guarantee deposits	112	639
Acquisition of property, plant and equipment	406	239
Increase in construction in-progress	282	—
Acquisition of other tangible assets	290	550
Acquisition of industrial rights	206	107
Increase in research and development cost	2,358	631
Decrease in guarantee deposits	3,389	—
Acquisition of trading securities	—	12,148

	30,359	17,486
CASH FLOWS FROM FINANCING ACTIVITIES :
Issuance of common shares	—	—
Increase in short-term borrowings	13,132	2,009
Increase in long-term borrowings	—	—
Decrease in treasury stock	—	—
Decrease in short-term borrowings	(19,959)	(3,047)
Decrease in current maturities of long-term obligation	(2,238)	—
Issuance of Convertible Bond	—	—
Acquisition of treasury stock	—	—
Decrease in long-term borrowings	(5,131)	—

	(14,196)	(1,038)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	9,778	(2,540)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	14,636	19,727

CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	24,414	17,187

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 16, 2005

By	/s/ MiRi Chung
Mi-Ri Chung
Mirae Corporation
Public Disclosure Representative
Of Investor Relations Team